Exhibit 99.2

RiT TECHNOLOGIES LTD.

INTERNATIONAL DISTRIBUTOR AGREEMENT

This Agreement, made this 16 day of February, 2015, by and between RiT TECHNOLOGIES LTD., an Israeli corporation, having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel ("RiT"), and Stins Engineering Pte Ltd. having its place of business at _______________Singapore (the "Distributor").

In consideration of the mutual covenants and agreement hereinafter set forth, the parties agree as follows:

1.	Grant of Rights and Definition of Products and Territory

1.1.
RiT hereby grants to Distributor the non-exclusive right to distribute, sell, and/or maintain RiT's Distributor Products described in Appendix A annexed hereto (the "Products"), in the territory of: Singapore and South Asia, but excluding China and India (the “Territory”).

1.2.
RiT shall have the right, at its option, to delete Products from those shown in Appendix A, if RiT ceases the production or supply of such Products, provided RiT gives ninety (90) days prior written notice thereof to Distributor; and provided further such termination shall not affect RiT's obligation to provide spare parts for such Products under the other provisions of this Agreement.

1.3.
RiT grants to Distributor an additional right and license specified strictly in Appendix B attached hereto, subject to the conditions, obligations and payment of fees as set forth in Appendix B attached hereto.

1.4.	The Work Plan agreed upon between the parties is described in Appendix C annexed hereto.

1.5.	Distributor undertakes to execute the PatchView Partner Agreement, Appendix D annexed hereto, as a condition for inclusion of the PatchView system in the Products.

2.	Distributor's Obligations

2.1.	Distributor agrees:

2.1.1.
To maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for the Products, and to assure adequate advisory, installation and support services.

2.1.2.	To purchase demonstration equipment from RiT, as needed to satisfy its obligations hereunder.

2.1.3.
To act in furtherance of the best interests of RiT and at no time do, cause or permit to be done, published or said, any information, act, or thing from whatever source, which is or may be detrimental to the best interests and/or business reputation of RiT.

2.1.4.
To submit a one year sales forecast of Products and business plan within thirty (30) days after signing this Agreement, broken down into four (4) quarterly forecasts, commencing sixty (60) days from date of such forecast. Distributor shall update such rolling forecasts every three (3) months thereafter and shall use its best efforts to achieve such rolling forecasts.

2.1.5.	To advise RiT regularly of sales results and if sales support is required.

2.1.6.	To notify RiT whenever there are changes in the territorial market which affect, or might affect, Product sales.

2.1.7.	To coordinate with RiT Service Department on all matters relevant to maintaining an efficient after-sale service.

2.1.8.
To consent to receive all commercial email messages from RiT sent to any authorized email address under the control of the Distributor and to use its best efforts to obtain express consent from its customers to receive commercial email messages from RiT.

2.2.
If Distributor sells or offers for sale products or services which may be considered to be competitive with the products of RiT, Distributor shall notify RiT promptly to this effect, in writing.  In such written notice, Distributor shall specify the name and address of the company manufacturing such products and the company selling such products to Distributor, and shall further specify such products in sufficient detail so that RiT can determine whether such products are competitive with the products of RiT.  RiT shall thereafter have the right to terminate this Agreement, if RiT determines that the products of such company are competitive with the products of RiT.

3.	RiT's Obligations

3.1.	RiT will supply the Distributor, at no cost, with such aids and technical assistance as RiT deems necessary to aggressively pursue and make Product sales.

3.2.	RiT will, at no charge, supply Distributor with standard sales literature in reasonable quantities, as determined by RiT.

3.3.	RiT will, at no charge, supply Distributor with one copy of its equipment maintenance manuals. Additional manuals will be supplied upon request, at RiT's current prices.

4.	Delivery

4.1.	Delivery of Products purchased by Distributor hereunder shall be made for and on behalf of Distributor.

4.2.
All deliveries shall be Ex-Works RiT's warehouse (INCOTERMS 2000) and risk of loss or damage with respect to any of the Products to be delivered to Distributor shall pass from RiT to Distributor accordingly.  All transportation, handling and insurance charges for any of the Products from RiT's point of shipment to destination shall be borne by Distributor.

5.	Prices

5.1.
The prices at which Distributor shall buy and RiT shall sell the Products bought and sold hereunder shall be as per the RiT standard International Distributor Price  List existing at the time RiT accepts each purchase order (the: “Price List”), the current Price List is specified in Appendix E attached hereto.

5.2.
RiT shall have the right at any time to adjust its prices by giving Distributor written notice to that effect not less than thirty (30) days prior to the date upon which the adjusted price or prices are to become effective.  Notwithstanding the above, in the event of increase in the prices of raw materials in a rate of above ten percent (10%), RiT shall have the right to adjust its prices due to such an increase by giving Distributor a written notice to that effect not less than seven (7) days prior to the date upon which the adjusted price or prices are to become effective. An increase in price shall not affect firm orders for Products accepted by RiT during said thirty (30) or seven (7) day period, as the case may be, which are to be delivered within three (3) months of the date of notice.  In the event of a price reduction, RiT will pass on such reduction to Distributor on all parts not yet shipped at the time of the price change.

6.	Payments

6.1.
Unless otherwise specified and attached to this Agreement, payment shall be: (i) 50% in advance (ii) 50% by the end-of-delivery-month plus 90 days.  RiT reserves the right to demand any reasonable collateral necessary to secure payment for the Products as a condition to acceptance of any order and to change payment terms upon prior written notice.  Overdue payments shall be subject to interest at the rate of two percent (2%) per month.

6.2.
For the purposes of ensuring that RiT is paid for the Products sold or licensed to Distributor, RiT reserves the title to unpaid for Products and reserves the rights to inspect over and take back the unpaid for Products.  RiT hereby authorizes Distributor to transfer title to Products in the ordinary course of its business, provided that in such case, Distributor hereby assigns in advance to RiT any proceeds from the disposition of such products.

7.	Taxes

The word "prices", as used in this Agreement, shall exclude any taxes, import duties, sales, use or privilege taxes, or excise or similar taxes or duties levied by any country in the Territory upon RiT or the Products, as the result of any manufacture, sale, delivery or use of any unit sold hereunder.  Distributor shall be responsible for the payment of any such taxes or duties which may be so levied by countries within the Territory or in lieu thereof, for providing RiT with a tax-exemption certificate acceptable to the taxing authorities.

8.	Acceptance of Orders

8.1.
All purchase orders must be placed in writing and must contain the payment and delivery terms. The terms of the order may not vary from the terms of this Agreement without RiT's prior written consent.  RiT is under no obligation to accept any particular order. If accepted, RiT shall provide written confirmation of the order, noting prices, payment terms and delivery dates.  Changes in delivery schedules must be made in writing and upon RiT's consent.

8.2.
Mode of transportation and the forwarder shall be specified by the Distributor.  RiT shall not be responsible for any delays arising due to Distributor's failure to specify the mode of transportation or forwarder.

8.3.
RiT may withhold shipment of Products because of the balance of Distributor's account or if determines that Distributor is not financially reliable.  If the foregoing conditions are not rectified to RiT's reasonable satisfaction, RiT may terminate this Agreement pursuant to Section 17 below.  Distributor shall not be permitted to take a credit against amounts owed to RiT without prior written authorization by RiT.

9.	Inventory

9.1.	Distributor agrees, at its cost, to carry a minimum representative stock of Products, as determined by mutual agreement.

9.2.	Distributor shall purchase and maintain a spare parts inventory at a level, which shall be determined by Distributor, at its full responsibility.

10.	Limited Warranty and Disclaimer

10.1.
Hardware. RiT warrants that all Hardware sold to Distributor under this Agreement will be free from defects in materials and workmanship under normal use and service for a period of fifteen (15) months from the date of the respective invoice (the "Warranty Period"). RiT will, at its option, either repair or replace the Hardware, which RiT determines to be defective in materials or workmanship, provided that Distributor immediately notifies RiT in writing of any such defect, and provided further that such notice is given within the Warranty Period. In the event that RiT requests the return of the Hardware for the purpose of its repair, Distributor shall deliver the defective Hardware to RiT's premises, at Distributor's expense. Replacement shall in all case mean making the replacement Hardware available to the Distributor at RiT's warehouse (Ex-Works). It is clarified that the Warranty Period will not be extended in the event that a repair or a replacement of Hardware is performed within such Warranty Period. Distributor's sole and exclusive remedy with respect to defective Hardware will be limited to such repair or replacement. This limited warranty does not cover damage due to external causes including accident, usage not in accordance with Product's instructions, vandalism, misuse, abuse, neglect, accident or improper handling, maintenance, operation, storage or testing, or alterations, modifications, adjustments or repairs made by persons other than RiT's authorized service personnel.

10.2.
Software. The Software is provided to Distributor in an "as is" condition. RiT SHALL HAVE NO LIABILITY TOWARDS DISTRIBUTOR OR ANY ON OF ITS CUSTOMERS, FOR ANY ERRORS, MALFUNCTIONS OR DEFECTS RESULTING FROM OR RELATED TO THE USE OF THE SOFTWARE.

10.3.
Disclaimer. RiT does not warrant that the operation of the Hardware or Software will be uninterrupted or error free. THE EXPRESS WARRANTIES SET FORTH IN THIS AGREEMENT ARE IN LIEU OF ALL OTHER WARRANTIES, AND RiT HEREBY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, ORAL OR WRITTEN OR ARISING BY PERFORMANCE, CUSTOM OR USAGE IN THE TRADE, WITH RESPECT TO THE PRODUCT, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

11.	Limitation of Liability

THE SOLE REMEDIES FOR BREACH BY RiT OF ANY AND ALL WARRANTIES AND DIRSTIBUTOR'S SOLE REMEDIES, WHETHER IN CONTRACT OR IN TORT, ARISING FROM ANY PRODUCTS PROVIDED HEREUNDER, AND ANY OTHER PERFORMANCE BY RiT OR PURSUANT TO THIS AGREEMENT SHALL BE LIMITED TO THE EXPRESS REMEDIES PROVIDED HEREIN. IN NO EVENT SHALL RiT BE LIABLE FOR FOR ANY INCIDENTAL, INDIRECT, SPECIAL, THIRD-PARTY OR CONSEQUENTIAL DAMAGES OF ANY KIND, OR FOR LOSS OF PROFITS ARISING OUT OF THE USE OF THE PRODUCTS, OR OTHERWISE ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT, WHETHER OR NOT RiT WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. WITHOUT DEROGATION AND FOR SAKE OF CLARITY, RiT SHALL NOT BE LIABLE FOR ANY ERRORS, MALFUNCTIONS, DEFECTS, OR LOSS OF DATA RESULTING FROM OR RELATED TO THE USE OF THE PRODUCT.

IN NO EVENT SHALL RiT’S LIABILITY FOR DAMAGES OF ANY NATURE EXCEED AMOUNTS ACTUALLY PAID BY DISTRIBUTOR TO RiT FOR PRODUCTS DURING THE TWELVE MONTHS IMMEDIATELY PRECEDING THE EVENT GIVING RISE TO RIT's LIABILITY.

12.	Equipment Modification

RiT shall have the right to modify, alter, or improve any or all of the Products, and shall have the right to discontinue specific Products. Consequently, RiT may modify Appendix A (by addition, deletion or otherwise) by written notice to Distributor, from time to time, at its discretion. If RiT deletes a Product from Appendix A, such notice shall be effective no fewer than sixty (60) days from the date of such notice.

13.	Independent Contractor

Distributor is an independent contractor and neither this Agreement nor the performance hereof will be construed as creating between RiT and Distributor the relationship of employer and employee, principal and agent, joint-venturers, co-partners or any other similar relationship. Distributor will purchase Products for its own account and will be an independent contractor in all respects. Neither party will be liable to any third party in any way for any engagement, obligation, contract, representation or transaction, or for any act or omission to act, of the other, and each party will indemnify the other and hold it harmless against and from any liabilities as aforesaid.

14.	Proprietary Rights

14.1.	All proprietary rights in the Products shall remain solely with RiT, including, but not limited to, copyrights, trademarks and patents.

14.2.
The Products listed in Appendix A may include software programs for the PatchView System (the “Software”).  The Software is provided under license pursuant to the RiT Software License Agreement enclosed therein.

14.3.	Distributor shall not copy, reverse compile or reverse assemble all or any portion of the Software. Distributor's undertaking in this paragraph shall survive the termination of this Agreement.

15.	Trademarks; Trade Names; and Web Site Authorization

15.1.
Unless RiT otherwise directs or consents, in writing, Distributor will clearly and conspicuously identify the Products as products of RiT and will promote, advertise and describe the Products exclusively under RiT's trademarks, trade names, catalogue numbers and other designations and terminology. Distributor will not use any such trademark or trade names or the name of RiT in any way, except directly in connection with the sale and marketing of the Products. Distributor’s use of any RiT's trademarks on any sales promotion, advertising or stationery requires the express prior written approval of RiT after submission of a sample to RiT. RiT grants Distributor the right to include a hyperlink to RiT’s web site from Distributor’s web site, for the purpose of this Agreement (the "Hyperlink"). Distributor agrees that it shall hyperlink to RiT’s web page during the Term using only the logo provided by RiT.

15.2.
Distributor grants RiT the right to include a hyperlink to Distributor’s web site from RiT’s web site as determined within RiT’s sole discretion, and to use Distributor’s trademark, service mark, trade name or logo: (a) for such hyperlink; (b) in any publication made by RiT and in accordance with this Agreement. Distributor acknowledges and agrees that RiT does not support and has not reviewed the contents of Distributor’s web site. Distributor agrees that it is fully responsible for the content posted at its URL address on its web site.

15.3.
Distributor will cooperate with efforts that RiT may undertake to register RiT’s trademarks within the Territory. The Distributor will not register or attempt to register any trademarks claimed or owned by RiT. In addition, Distributor will not within three years after termination of this Agreement, register or attempt to register any word, symbol, or combination thereof that resembles or could be confused with a trademark claimed by RiT. Distributor will notify RiT of any infringements of copyright, trademark or other intellectual property rights of RiT that come to the attention of Distributor. Distributor agrees to reasonably cooperate with RiT in the investigation and prosecution of such infringement claim.

16.	Confidential Information

Simultaneously with the signing of this Agreement the parties shall sign the Confidential Disclosure and Non-Use Agreement, attached hereto as Appendix F (the "NDA"). Any breach or threatened breach of the NDA shall be considered a material breach of this Agreement.

17.	Duration and Termination

17.1.
The initial term of this Agreement shall be one (1) year from the date hereof unless terminated sooner as provided herein (the "Term"). This Agreement shall be automatically renewed for additional one (1) year terms from the end of the Term, unless terminated by either party, for any reason, upon thirty (30) days written notice, prior to the expiration of the Term, or any additional term, as the case may be.

17.2.	This Agreement may be terminated at any time by either party with or without cause by giving forty-five (45) days written notice to the other party.

17.3.
Either party may terminate this Agreement effective immediately by sending a written notice to the other party, upon: (a) the breach by the other party of any of its obligations hereunder (including, but not limited to, the failure of Distributor, in RiT’s reasonable judgment, to effectively promote the sale of the Products in the Territory, or to meet credit or financial requirements established by RiT) and such other party's failure to cure such breach within thirty (30) days of such notice; (b) a party’s impermissible assignment of this Agreement; (c) termination or suspension of the other party’s  business; or (d) upon the filing of or against the other party of a petition in bankruptcy, or seeking reorganization or arrangement, or for the appointment of a trustee, liquidator or receiver, or the filing by or against such other party of a petition under any bankruptcy or insolvency law or upon an assignment for the benefit of creditors or a composition with creditors or any similar action in consequence of debt. It is a party’s duty to notify the other party in writing of the occurrence of any of the above events.

18.	Effect of Termination

18.1.
Upon termination of this Agreement for any reason, (a) Distributor’s right to distribute the Products will immediately terminate, (b) all rights and any license or permission granted to Distributor with respect to RiT's trademarks will terminate, and Distributor will immediately cease to use or display any trademarks, trade names, logo name of RiT or any other rights or licenses ("Marks"), and shall remove the Hyperlink, and (c) Distributor will immediately return to RiT all RiT's information and any other data or information (including Confidential Information, as such term is defined in the NDA) or demonstration equipment it will have received during or in connection with this Agreement and will make no further use of it without the prior written consent of RiT, without retaining any copies thereof.

18.2.
Notwithstanding the provisions of Section 18.1 to the contrary, and only in the event of termination by RiT pursuant to Sections 17.1 or 17.2 above, all orders received and confirmed by RiT prior to the date of termination notice shall remain in effect, and Distributor may continue, for a limited period of three (3) months as of date of termination notice, to sell Products which it has in inventory, as well as such Products to be delivered pursuant to confirmed purchase orders placed by Distributor with RiT, until such date of termination notice. The distribution of Products by Distributor during such limited 3-months period shall be in accordance with the terms of this Agreement, mutatis mutandis.

18.3.	Within thirty (30) days following termination of the Agreement, Distributor will render a final accounting to RiT accompanied by payment of any sums owed to RiT.

18.4.
Termination of this Agreement will not affect Distributor's payment obligations and any of Distributor’s obligations which exist as of the date of termination, or which, by the context of this Agreement, are intended to survive its termination.

18.5.
Without derogating from any of the aforementioned, Distributor agrees and acknowledges that it has fully taken into account and considered the implications of Section 17, and that upon such termination it will not have any right or entitlement to any compensation, payment or demand of any kind arising out of or in connection with such termination, or with respect of loss of anticipated income or profit or for capital investments in its business or in the promotion of the Product in the Territory or for any other matter. Distributor further agrees and acknowledges that all recognition and goodwill associated with the Marks, the name of RiT, the Products and their distribution in the Territory will be owned at all times by RiT alone, and in the case of termination of this Agreement, Distributor will not be entitled to any compensation or payment therefore and Distributor will not be deemed to have created or retained any proprietary right in any of the above.

19.	Representations of Distributor

Distributor represents and warrants that, in performing work for RiT under this Agreement, it will not be using any trade secrets or confidential information of any company which may be considered to constitute a competitor of RiT and (a) with which Distributor may have been previously associated as a distributor for the products of such company, or (b) with which Distributor may now be associated as a distributor for the products of such company, or (c) with which Distributor may hereafter be associated as a distributor for the products of such company during the term of this Distributor Agreement.

Distributor further represents and warrants that it does not have in its possession or control any documents or physical exhibits which disclose trade secrets or confidential information of any company which may be considered to constitute a competitor of RiT.

20.	Miscellaneous

20.1.
This Agreement and the appendices thereto consist an integral part hereof. This Agreement may not be modified except by written instrument signed by a duly authorized representative of each party hereto. This Agreement or any part thereof may not be assigned by Distributor without the prior written consent of RiT. RiT has the right to assign this Agreement to one of its affiliated companies, without consent. This Agreement consists of the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto. Any failure by any party hereto to enforce strict performance by the other party of any provision herein shall not constitute a waiver of the right to subsequently enforce such provision or any other provision of this Agreement.

20.2.
In the event of invalidity of any provision of this Agreement, the parties agree that such invalidity shall not affect the validity of the remaining portions of this Agreement, and further agree to substitute for such invalid provision a valid provision which most closely approximates the intent and economic and legal effect of the invalid provision.

20.3.
This Agreement may be executed in any number of facsimile counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

20.4.
Any notice required or desired to be given under this Agreement by one party to the other shall be in writing and shall be deemed to have been duly given upon delivery: if manually delivered on the same business day; or, if mailed by registered or certified mail, postage prepaid, after five (5) days from the date of mailing; or if by facsimile transmission which gives the sender proof of delivery, on the first business day after such transmission, to the respective party’s address as set forth above or to such other address or fax number of which notice has been given in the manner above provided, to the attention of the parties noted below:

to RiT:                                                                                                               to Distributor:
Attn: Senior Vice President Sales                                                                 Attn:.

20.5.	This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel. The parties hereto hereby submit to the exclusive jurisdiction of the courts of Tel-Aviv-Jaffa.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

STINS ENGINEERING PTE LTD.                                                                          RiT TECHNOLOGIES LTD.

By:          ________________________                                                         By: ________________________
Name:     Gueorgui Riabtchenko                                                                            Name: Motti Hania
Title:       CEO                                                                                                           Title: President & CEO

Appendix A

RiT’S DISTRIBUTOR PRODUCTS

I: Hardware : All

II: Software: All

APPENDIX B

1.
Grant of right and license. In return for the Fees provided below, RiT grants to Distributor (a) the right to order directly from RiT’s supplier in China named Simore (the “Supplier”), any of RiT’s cable-products, listed on Table A below (the “Cable Products”), in accordance with the provisions herein below, and (b) the license to commercially resell the Cable Products bearing the “RiT” label brand (collectively, the “Right and License”).

Table A: Licensed Cable Products

Item Number	Description
R3729152	Giga UTP Horizontal Cable, PVC, 305m Box (Price per 1000m)
R3729052	Giga UTP Horizontal Cable, LSZH, 305m Box (Price per 1000m)
R3722172	Cat-6 UTP Horizontal Cable, PVC, 305m Box (Price per 1000m)
R3722072	Cat-6 UTP Horizontal Cable, LSZH, 305m Box (Price per 1000m)
R3722110	Cat-5e F/UTP Horizontal Cable, PVC, 500m Reel (Price per 1000m)
R3722010	Cat-5e F/UTP Horizontal Cable, LSZH, 500m Reel (Price per 1000m)
R3722160	Cat-6 F/UTP Horizontal Cable, PVC, 500m Reel (Price per 1000m)
R3722060	Cat-6 F/UTP Horizontal Cable, LSZH, 500m Reel (Price per 1000m)

To avoid any doubts, the Right and License granted hereunder shall extend only to the Cable Products (listed on Table A hereinabove) and not to any other of RiT’s products.

2.
Order approval and quality checks. Distributor is informed about and acknowledges RiT’s rights (but not duties) (a) to pre approve to its Supplier any order placed directly by Distributor with the Supplier and (b) to make quality and compliance checks at the Supplier’s premises before delivery of any Cable Products to Distributor; all in accordance with arrangements between RiT and the Supplier. At all times, RiT shall have sole discretion to approve or disapprove any order placed by Distributor with the Supplier.

3.	Fees.

(a)           Distributor shall pay RiT royalty fees in return for the Right and License granted to it hereunder. Such fees shall be equal to 15% received for each and any sale of the Cable Products by Distributor (the “Royalty Fees”).

The Royalty Fees payment shall be due and payable to RiT within 60 days following each case of Cable Products sale by Distributor. At the time of payment, Distributor shall send RiT a statement showing the computation of the paid Fees, accompanied with copies of respective invoices issued by Distributor for the respective sales.

(b)    By the end of each calendar year, Distributor is obligated to pay a minimum of US$50,000 Royalty Fees per that year, regardless of the actual order volume for that year, i.e., if Distributor does not reach the level of $50,000 Royalty Fees for any  calendar year, Distributor shall pay to RiT the respective balance payment for reaching the minimum $50,000 annual Royalty Fees.

Appendix C
WORK PLAN

1.	PRODUCT PURCHASES

The value of Products to be purchased by and delivered to Distributor is:

1.1.	During the first 6 months of this Agreement: __________ US$

1.2.	During the first 12 months of this Agreement: __________US$

1.3.	During each quarter: at least 20% of the annual quota (Section 2.2).

2.	INITIAL STOCKING

2.1.	Distributor undertakes to place an initial stocking order of US$ _________ no later than 60 days after the date of execution of this Agreement.

2.2.	Distributor undertakes to maintain a minimum stock level in the amount specified in Section 3.1, throughout the duration of this Agreement.

3.	MARKETING AIDS

Distributor is entitled to receive the following marketing aids, free of charge, at quantities to be agreed upon:

3.1.	RiT Enterprise Products Catalog.

3.2.	RiT Product Overview Leaflet - English.

3.3.	Other ______________.

4.	PRODUCT MANAGER

Distributor will nominate a product manager to handle all marketing aspects of RiT Products (the “Product Manager”).  The individual must be an engineer or an experienced technician with background in networking, LANs and cabling systems.

5.	TRAINING

The Product Manager and all other Distributor's sales people who will be engaged in the sales of RiT products will participate in a training session covering all RiT products, conducted by RiT personnel.  A tentative schedule follows:

6.	Marketing Activities

Distributor will participate in the marketing activities, according a plan agreed between the parties.

7.	INSTALLER SEMINARS

Distributor will conduct SMART Cabling System Authorized Installer training seminars according a plan agreed between the parties.

Appendix D

PATCHVIEW  PARTNER AGREEMENT

1.	GENERAL

It is RiT's goal to achieve complete customer satisfaction with PatchView systems (hereinafter "PatchView").  RiT has developed the PatchView Partner program in order to provide professional PatchView pre-sale treatment, professional planning of the PatchView installation, professional installation and professional post-sale service of the PatchView system.

2.	DEFINITIONS

2.1.	PatchView Partner - a company qualified by RiT to sell PatchView (hereinafter "Partner").

2.2.	PatchView Consultant - an individual qualified by RiT to provide PatchView planning, installation and maintenance services (hereinafter "Consultant").

2.3.
Registered PatchView Installation - a PatchView installation which was planned and installed by a Consultant, according to RiT's instructions, and registered with RiT (hereinafter "Registered Installation").

3.	RiT'S POLICY

3.1.	PatchView will be sold by Partners only.

3.2.	PatchView Installations will be planned, installed and maintained by Consultants only.

3.3.	Each PatchView installation will be registered with RiT.

4.	CONSULTANT QUALIFICATION

4.1.	In order to become a Consultant, an individual must participate and complete RiT's 3-day PatchView Training Seminar (hereinafter "Seminar").

4.2.
In order to qualify for the Seminar, the individual must be an engineer or an experienced technician with Microsoft Windows experience.  It is highly recommended that he have a background in TCP/IP and SNMP protocols and experience with installation of Network Interface Cards.

4.3.	The Consultant qualification will be renewed every two years, pending participation in an updating seminar.

5.	PARTNER QUALIFICATION

In order to become a Partner, a company must execute this Agreement and undertake the obligations detailed in Sections 6 to 15 hereunder.

6.	PRODUCT MANAGER

Partner undertakes to assign and to maintain a Product Manager who will manage pre-sale marketing and post-sale technical support of PatchView projects.  The person must qualify under the requirements of Section 4.2.

7.	TRAINING

7.1.
The Product Manager and other Partner's employees will be qualified as Consultants.  They will participate in a Seminar that will be conducted at a minimum charge.  Travel and accommodation expenses will be covered by Partner.

7.2.
Partner's sales staff will be trained by a RiT regional marketing manger or by the Product Manager in a one-day seminar.  Each member of the sales staff will be equipped with a PatchView Marketing Kit, RiT P/N R4003008.

8.	DEMONSTRATION SYSTEM

Partner undertakes to purchase a PatchView Demonstration System, not later than 30 days after the date of execution of this agreement.

9.	SALES NETWORK

9.1.	Partner will develop a sales network for PatchView, comprised mainly of Value Added Resellers (VARs). The number of VARs and their locations are:
___________________________________________________
___________________________________________________

9.2.	In order to operate as a PatchView VAR, a company must also become a Partner and sign a PatchView Partner Agreement with RiT.

10.	PRE-SALE PRESENTATIONS

Partner commits to actively conduct pre-sale presentations to customers.  Presentations will preferably be given by Partner's sales staff with the assistance of Partner's Consultants.

11.	PLANNING SERVICES

Partner commits to offer PatchView installation planning services.  Services will be rendered by a Partner's Consultant.

12.	INSTALLATION REGISTRATION

Partner commits to register with RiT each new PatchView installation sold by it.  Registration shall be made by one of the Partner's Consultants, according to "RiT PatchView Installation, Planning and Registration Instructions.”

RiT will not support a PatchView installation which has not been registered with RiT.

13.	POST-SALE SUPPORT

13.1.	Partner commits to provide professional post-sale support to PatchView installations sold by it at a level and quality satisfactory to RiT.

13.2.	Partner commits to provide the following software set-up services to PatchView installtions sold by it:

13.2.1.	Database preparation

13.2.2.	Ports assignment

The above services will be provided at a cost to be agreed upon between Partner and customer.

14.	RiT OBLIGATIONS

14.1.	RiT will sell PatchView systems to Partners only.

14.2.	RiT will qualify Partner's Consultants at a minimum charge, to be advised separately.

14.3.	RiT will issue Registered PatchView Installation Certificates upon receipt of the registration forms signed by the Partner's Consultant.

15.	ADVERTISING

Upon Partner's request, RiT will supply the Partner, at no charge, with films for offset printing of the latest PatchView advertising, with the Partner's Logo, for insertion into trade magazines by the Partner.

16.	TECHNICAL ASSISTANCE

RiT will supply Partner, at no charge, with such aids and technical assistance as RiT deems necessary to aggressively pursue and make PatchView sales.

17.	SCOPE

17.1.	Partner qualification will be renewed at the beginning of each calendar year, at RiT's discretion.

17.2.	Except as set forth above, all the provisions of the International Distributor Agreement executed by the parties shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

STINS ENGINEERING PTE LTD.	RiT TECHNOLOGIES LTD.

By:	By:
Name: Gueorgui Riabtchenko	Name:	Name: Motti Hania
Title: CEO	Title:	President & CEO

Appendix E

Distributor Price List

[Provided separately]

APPENDIX F

CONFIDENTIAL DISCLOSURE AND NON-USE AGREEMENT

THIS AGREEMENT is entered into as of February 16 , 2015 by and between Stins Engineering Pte Ltd., a Singaporean company having its principal place of business at __________________________________Singapore (“the Distributor”), and RiT TECHNOLOGIES LTD., an Israeli corporation, having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“RiT”).

In the course of the business engagement of RiT and The Distributor, RiT may disclose to the Distributor "Confidential Information" (as hereinafter defined), now therefore, the Distributor hereby undertakes and agrees, as a material condition for any disclosure of any Confidential Information to be made from RiT or on its behalf to the Distributor, to strictly abide by the terms and conditions set forth below:

1.            For purposes hereof, "Confidential Information" shall include all and any information of a confidential or proprietary nature, whether or not patentable that has been or will be disclosed to the Distributor by RiT or any person or entity on its behalf, including without limitation, any technical, commercial and financial information, conceptions, developments, ideas, discoveries, improvement, inventions, know how, innovations, technology, trade secrets, professional secrets, copyrights and any other intellectual property, whether communicated orally or written or on disk or by electronic media or in any other media, way or method (including, but not limited to, documentation, drawings, reports, surveys, correspondence, formula, data, specification, materials, processes, models, prototypes, drawings, blueprints, designs, manuals, specification documents, documentation, source or object codes, tape discs and other storage media, letters, notes, notebooks, reports, and all other materials or devices, or the like). RiT shall determine in its sole discretion what information and materials it shall disclose to the Distributor.

2.            The Distributor shall (i) use the Confidential Information solely and exclusively for the purpose of distribution installation and support of RiT Enterprise line of products pursuant to the terms and conditions of the Distribution Agreement signed between the parties on February 16, 2015 (the “Purpose”); (ii) treat and maintain all Confidential Information in the strictest confidence, using the same degree of care the Distributor uses to protect its own confidential information, and not less than the highest degree applied in the hi-tech industry; (iii) not make any copies of Confidential Information (in any medium) without the prior express written consent of RiT; (iv) not disclose or transfer, directly or indirectly, the Confidential Information or any part thereof, or any document or other material (in any medium), which contains, summarizes or embodies the Confidential Information or any part thereof, to any person, firm, corporation or any other entity, at any time without the prior express written consent of RiT; and, (v) not disclose any Confidential Information to any of its employees except to such employees who require access to the Confidential Information for the Purpose (the “Authorized Employee(s)”), it being understood that any disclosure of Confidential Information to any Authorized Employee will be only on a need to know basis, and that the Distributor will, prior to any such disclosure, cause each such Authorized Employee individually to execute identical undertakings of the Distributor’s as such are set forth in this Agreement, other than the right to further disclose this information as provided in this Section 2(v). In conjunction with this paragraph, the Distributor represents that it has instituted policies and procedures that provide an adequately high degree protection for its own and other third parties’ Confidential Information.

3.            For the purpose of this Agreement, Confidential Information shall not include any information which (a) is in the public domain at the date of the signing hereof or which becomes part of the public domain thereafter, other than through the Distributor’s or any of its employees' breach of this Agreement; or (b) is disclosed pursuant to a court order, provided the Distributor at the request and expense of RiT, uses reasonable efforts to limit such disclosure to the extent requested.

4.            Upon the first request of RiT, the Distributor shall promptly deliver, and cause any of its Authorized Employees to promptly deliver, and not later than within three (3) days, to RiT any and all originals and copies of all documents and any and all materials (in any medium), which contain, summarize or embody the Confidential Information or any part thereof, which are then in the possession of the Distributor or under its control.

5.            The Distributor shall not acquire any rights in the Confidential Information and this Agreement shall not be construed in any way to grant the Distributor any right or license with respect to Confidential Information other than the right to use Confidential Information strictly in accordance with the terms of this Agreement and solely for the Purpose.

6.            The Distributor agrees that money damages would not be a sufficient remedy for any breach of this Agreement and that RiT shall be entitled to injunctive or other equitable relief to remedy or prevent any breach or threatened breach of this Agreement, without the necessity of proving actual damages. Such remedy shall not be the exclusive remedy for any breach of this Agreement, but shall be in addition to all other rights and remedies available at law or in equity.

7.            Neither party hereto shall disclose the existence or subject matter of the relationship contemplated hereunder or the possibility of a business engagement between the parties.

8.            This Agreement shall become effective as of the date set forth below. The Distributor's obligations hereunder shall survive the termination of this Agreement, for any reason whatsoever, and shall remain in effect for an unlimited period of time.

9.            This Agreement may not be modified except by written instrument signed by a duly authorized representative of each party hereto. This Agreement or any part thereof may not be assigned by the Distributor. This Agreement consists of the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto. Any failure by RiT to enforce strict performance by the Distributor of any provision herein shall not constitute a waiver of the right to subsequently enforce such provision or any other provision of this Agreement.

10.          Any notice required or desired to be given under this Agreement by one party to the other shall be in writing and shall be deemed to have been duly given upon delivery: if manually delivered on the same business day; or, if mailed by registered or certified mail, postage prepaid, after five (5) days from the date of mailing; or if by facsimile transmission which gives the sender proof of delivery, on the first business day after such transmission, to the respective party’s address as set forth above or to such other address or fax number of which notice has been given in the manner above provided.

11.          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel. The parties hereto hereby submit to the exclusive jurisdiction of the courts of Tel-Aviv-Jaffa. Notwithstanding the aforementioned, RiT may seek enforcement of this Agreement through any court or execution office of any other jurisdiction in which a breach of any of undertakings hereunder may be anticipated or in which a breach is so alleged.

IN WITNESS WHEREOF, each party hereto has executed this Agreement by a representative duly authorized as of the date set forth above.

Signed as of this 16 day of February, 2015

RiT TECHNOLOGIES LTD.	STINS ENGINEERING PTE LTD.
By: _________________	By: _________________
Print Name: Motti Hania	Print Name: Gueorgui Riabtchenko
Title: President & CEO	Title: CEO